                                         Filed by The Limited, Inc.
                                         Pursuant to Rule 425 under the
                                         Securities Act of 1933 and deemed
                                         filed pursuant to Rule 14a-12 under
                                         the Securities Exchange Act of 1934

                                         Subject Company:  Intimate Brands, Inc.
                                         Commission File No. 1-13814

                                                     Date: February 4, 2002

The following press release was issued by The Limited:





                THE LIMITED, INC. ANNOUNCES STRATEGIC INITIATIVE
                 TO SHARPEN FOCUS AND ENHANCE SHAREHOLDER VALUE

           -- Initiating Exchange Offer to Recombine The Limited, Inc.
                          and Intimate Brands, Inc. --

                  -- January Sales and Fourth Quarter Earnings
                      Significantly Exceed Expectations --


Columbus, Ohio (February 4, 2002) - In accordance with its long-standing strategy to enhance shareholder value by sharpening its focus and simplifying its structure, The Limited, Inc. (NYSE/LSE: LTD) today announced that it will commence an exchange offer for all outstanding publicly held common shares of Intimate Brands, Inc. (NYSE: IBI).

"We believe this recombination of the enterprise is in the best interests of both Limited, Inc. and Intimate Brands, Inc. shareholders and associates," said Leslie H. Wexner, Chairman and CEO of The Limited, Inc.

The Company also reported that January sales and fourth quarter earnings would significantly exceed current Wall Street estimates.

"We are very pleased that we were able to increase earnings per share by approximately 33% in the fourth quarter, particularly given the current economic environment. Victoria's Secret had a very strong Holiday sales performance. Throughout the enterprise, our focus on inventory management and efficiency initiatives had a positive impact on operating margins," added Mr. Wexner.

RECOMBINATION OF INTIMATE BRANDS, INC. AND THE LIMITED, INC.
------------------------------------------------------------

The Company announced its intent to make an exchange offer by which The Limited, Inc. would acquire all of the outstanding publicly held common shares of its 84%-owned subsidiary, Intimate Brands, Inc. The exchange offer will commence on Tuesday, February 5, 2002 and is currently scheduled to expire at 5:00 p.m. (New York City time) on Monday, March 11, 2002, subject to extension by The Limited.

"The most significant factor in the Board's decision to take this action is the belief that a recombination of the businesses at this point will allow us to achieve greater growth. This clearer, simpler structure will allow us to fully develop the potential of our best brands across merchandise categories and distribution channels. A recombination of the businesses will provide greater flexibility in allocating resources, functional expertise and talent," Mr. Wexner continued. "IBI shareholders will have the opportunity to continue to participate in Intimate Brands' growth through their ongoing ownership of Limited, Inc. shares, while benefiting from an ownership position in The Limited, Inc.'s other holdings."



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"The earnings, market capitalizations, and growth rates of Intimate Brands and
The Limited, Inc. have become virtually identical," commented V. Ann Hailey, Executive Vice President and Chief Financial Officer. "Based on Monday's New York Stock Exchange closing stock prices, The Limited's 84% ownership in Intimate Brands represents 95% of The Limited's total market capitalization. For our fiscal year ending February 2, 2002, we estimate Intimate Brands will contribute approximately 90% of The Limited's operating income."

TERMS OF THE OFFER
------------------

All public IBI shareholders will be offered 1.046 shares of Limited common stock in a tax-free exchange for each outstanding share of Intimate Brands Class A common stock. Based on Monday's New York Stock Exchange closing prices of $17.50 per share for Intimate Brands Class A common stock and $17.75 for Limited common stock, the offer represents a value of approximately $18.57 per Class A share of Intimate Brands - or a 6.1% premium.

The 1.046 exchange ratio represents an 8.8% premium to the 0.962 average ratio of Intimate Brands and Limited closing stock prices from 2/1/2001 through 2/4/2002 (the past year). It also represents an 6.3% premium to the 0.984 average ratio of Intimate Brands and Limited closing stock prices from 8/1/2001 through 2/4/2002 (the past six months).

Our offer is conditioned upon the tender of a sufficient number of IBI shares so that, in addition to the shares it currently owns, The Limited would own at least 90% of the total number of outstanding shares of IBI. Based on currently outstanding shares, this condition would require that approximately 31 million (or 39%) of Intimate Brands Class A shares are tendered. After the successful completion of the exchange offer, The Limited will effect a "short-form" merger of IBI with a Limited, Inc. subsidiary. In the merger, each remaining Intimate Brands Class A share will be converted (subject to the exercise of appraisal rights under Delaware law) into the same number of shares of Limited, Inc. common stock as is paid in the exchange offer.

The offer is also conditioned on the approval by The Limited's shareholders of the issuance of shares of Limited common stock in the offer and the merger and other customary conditions. Limited shareholder approval will be sought at a special meeting of shareholders to be held as promptly as possible. The Limited has established the close of business on Friday, February 15, 2002 as the record date for determining those shareholders eligible to vote at the meeting.

We expect that the offer will be evaluated by the independent members of Intimate Brands' Board of Directors.

JANUARY AND FOURTH QUARTER RESULTS
----------------------------------

The Company expects that comparable store sales for the four weeks ended February 2, 2002 increased 6% compared to the four weeks ended February 3, 2001. The Company reported estimated net sales of $576.4 million for the four-week period ended February 2, 2002 compared to sales of $766.2 million for the five-week period ended February 3, 2001. Excluding sales from Lane Bryant and the extra week in January last year, the sales increase from the comparable four-week period last year was 11%.

January sales and margins were significantly above the Company's initial expectations. The last two weeks in December were also strong. As a result, the Company expects fourth quarter earnings per share to be between $.72 and $.74, compared to $0.55 per share last year (which excludes a $.01 per share special and non-recurring charge to close Bath & Body Works' nine stores in the United Kingdom) and the current First Call consensus of $0.59 per share.



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


Additionally, The Limited, Inc. expects that Intimate Brands, Inc. will report that comparable store sales for the four weeks ended February 2, 2002 increased 7% compared to the four weeks ended February 3, 2001 and that estimated net sales were $341.9 million for the four-week period ended February 2, 2002 compared to sales of $407.3 million for the five-week period ended February 3, 2001. Excluding the extra week in January last year, the sales increase from the comparable four-week period last year was 16%.

The Limited also expects Intimate Brands to report fourth quarter earnings per share between $.58 and $.60, compared to $0.46 per share last year (which excludes a $.01 per share special and non-recurring charge to close Bath & Body Works' nine stores in the United Kingdom) and the current First Call consensus of $0.49 per share.

Actual January sales for both companies will be reported on February 7, 2002.

2002 OUTLOOK
------------

With respect to 2002, The Limited expects the economic and retail environment, particularly in the first half, to be challenging, and therefore will continue to manage inventories, expenses and capital spending conservatively.

At Intimate Brands, The Limited expects comparable store sales to be slightly negative and earnings per share to be basically flat in the first half, reflecting an expectation that Victoria's Secret Stores will maintain its recent momentum and Bath & Body Works will continue to be challenged. For the year, The Limited expects IBI's 2002 comparable store sales to be flat to up in the low single digits and earnings per share to be flat to up in the mid-single digit percentage range.

At Limited Inc., the Company also expects comparable store sales to be slightly negative in the first half and for earnings per share to be basically flat to Spring 2001 earnings per share of $.10 (excludes $.05 per share from Lane Bryant, which was sold to Charming Shoppes in August 2001 and a non-operating gain of $.08 per share related to the IPO's of Galyan's and Alliance Data Systems). In addition to the IBI brand results described above, the Company anticipates that Express will improve on its disappointing result in the first half of 2001.

For the year, the Limited expects 2002 comparable store sales to be flat to up in the low single digits and earnings per share, excluding special items and Lane Bryant operating income in 2001, to be flat to up in the mid-single digit percentage range.

The 2002 expectations discussed above do not include any financial impacts of the recombination of The Limited, Inc. and Intimate Brands, Inc.

SUMMARY OF THE LIMITED, INC.'S STRATEGIC ACTIONS TAKEN TO DELIVER
-----------------------------------------------------------------
SHAREHOLDER VALUE:
------------------

Beginning in 1995, The Limited embarked on a strategy to drive sustained growth of shareholder value. This effort, in addition to today's announcements, has included the following actions:

o    Simplified the business and created shareholder value:

     o    Closed 1,500 stores and downsized almost 475 others

     o    Sold Penhaligon's

     o    Closed Cacique


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     o    Closed five of six Henri Bendel stores

     o    Integrated Gryphon's capabilities into the personal care businesses

     o    Sold non-operating real estate

     o    Sold Brylane

     o    Completed the IPO and split-off of Abercrombie & Fitch (NYSE: ANF)

     o    Spun-off Limited, Too (NYSE: TOO)

     o    Securitized $1.2 billion in credit card receivables

     o    Sold majority interest in Alliance Data Systems; subsequent IPO (NYSE:
          ADS)

     o Sold majority interest in Galyan's Trading Co.; subsequent IPO (NASDAQ: GLYN)

     o    Repurchased 300 million shares of Limited, Inc.

     o    Sold Lane Bryant


o    Executed growth strategies:

     o    Positioned Express for creation of dual gender brand

     o    Built E-commerce strategy for Victoria's Secret brand

     o    Created Intimate Beauty Corporation

     o    Developed joint venture with Shiseido

     o    Created The White Barn Candle Company

CONFERENCE CALL
---------------

The Company will host a live conference call to discuss today's announcements at 5:30 p.m. EST on Monday, February 4, 2002. V. Ann Hailey, Executive Vice President and Chief Financial Officer and Tom Katzenmeyer, Vice President of Communications and Investor Relations will have prepared remarks and take questions. To listen to the call, log on to www.Limited.com at 5:30 p.m. EST on Monday, February 4, 2002, or call 1-877-601-1433, followed by the ID code LTD
(583). To hear a replay of this call, dial 1-888-568-0531, followed by the ID code LTD (583). An audio replay of the conference call will also be available at www.Limited.com. The international dial-in number for the live call is 1-212-287-1621, followed by the ID code LTD (583) and the replay number is 1-402-998-1504, followed by the ID code LTD (583).

Goldman, Sachs & Co. and Banc of America Securities LLC are acting as financial advisors and dealer managers on the recombination of The Limited, Inc. and Intimate Brands, Inc.

ABOUT THE LIMITED, INC.
-----------------------
The Limited, Inc., through Express, Lerner New York, Limited Stores, Structure and Henri Bendel, presently operates 2,046 specialty stores. The Company also owns approximately 84% of Intimate Brands, Inc. (NYSE: IBI), the leading specialty retailer of intimate apparel, beauty and personal care products, sold through 2,619 stores under the Victoria's Secret, Bath & Body Works and White Barn Candle Co. brands. Victoria's Secret products are also available through the catalogue and www.VictoriasSecret.com.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
-------------------------------------------
In connection with the proposed transaction, The Limited, Inc. will file an exchange offer prospectus and a proxy statement with the Securities and Exchange Commission. INVESTORS AND STOCKHOLDERS ARE ADVISED TO READ THESE AND ALL RELATED DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain a free copy of the exchange offer prospectus, the proxy statement and related documents from the Securities and Exchange Commission's web site at http://www.sec.gov. Free copies of these documents may also be obtained from The Limited by directing a request to The Limited, Inc., Investors Relations, Three Limited Parkway, Columbus, Ohio 43216, (614) 415-7076.

The Limited, its directors and certain of its executive officers and other members of its management may be deemed to be soliciting proxies from its stockholders in connection with the proposed transaction. Information concerning The Limited's participants in the solicitation is contained in a filing made by The Limited with the Securities and Commission pursuant to Rule 14a-12 on February 4, 2002.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: This press release and related conference call contain certain "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, including, among others, estimates of fiscal year 2001 and 2002 results. Investors are cautioned that such forward looking statements are subject to risks and uncertainties, many of which are beyond The Limited's control. Accordingly, actual results may differ materially from those expressed or implied in any such forward looking statements. Words such as "estimate," "project," "plan," "believe," "expect," "anticipate," "intend" and similar expressions may identify forward-looking statements.

The following factors, among others, in some cases have affected and in the future could affect The Limited's (including, Intimate Brands') financial performance and actual results and could cause actual results for 2001, 2002 and beyond to differ materially from those expressed or implied in any forward-looking statements included in this press release and related conference call: changes in consumer spending patterns, consumer preferences and overall economic conditions; the potential impact of national and international security concerns on the retail environment; the impact of competition and pricing; changes in weather patterns; political stability; postal rate increases and charges; paper and printing costs; risks associated with the seasonality of the retail industry; risks related to consumer acceptance of the products sold and the ability to develop new merchandise; the ability to retain, hire and train key personnel; risks associated with the possible inability of manufacturers to deliver products in a timely manner; risks associated with relying on foreign sources of production and availability of suitable store locations on appropriate terms. In addition, a number of risks relate to the offer and the merger, including declines in the value of the consideration offered because the exchange ratio is fixed; the risks and liabilities associated with The Limited's non-Intimate Brands businesses that are different from those associated with Intimate Brands' businesses; and the risk that the anticipated benefits of the transaction will not be achieved.

Investors should read The Limited's prospectus and proxy statement relating to the proposed exchange offer and merger and the documents incorporated therein for a more detailed discussion of these risks and uncertainties. The Limited is under no obligation and does not intend to update any of these forward-looking statements, even if experience or future charges make it clear that any proposed results experienced or implied therein will not be realized. The Limited is schedule to report January sales on February 7, 2002 and fourth quarter earnings on February 28, 2002.

For further information, please contact:
Tom Katzenmeyer
Vice President, Investor Relations & Communications
The Limited, Inc.
614-415-7076
www.limited.com
---------------


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